VOLEKTRA, INC.
(Formerly Phytelligence, Inc.)

CONSOLIDATED FINANCIAL STATEMENT FOR THE PERIOD ENDED
DECEMBER 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANT

Independent Accountant's Review Report

To Management

Volektra, Inc.
(FormerlyPhyntelligence Inc.)
651 N Broad St
Middletown, DE 19709

We have reviewed the accompanying consolidated financial statements of Volektra, Inc. (the "Company"), which comprise the consolidated balance sheet as of December 31, 2020, and the related consolidated statements of income, statement of equity and statement of cash flows for theyear then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.



Siva Annadi
November 10, 2022

10291 EAST GRAND RIVER STE. D BRIGHTON, MI 48116 | Ph: 810-534-3770 | FAX: 810-534-3773
8639 HALL ROAD, UTICA, MI 48317 | Ph: 248-460-9125 | 586-580-3040 | FAX: 248-817-4053 | 586-884-6071
728 W. MICHIGAN AVENUE STE. 3, JACKSON, MI 49201-1984 | Ph: 517-788-8083 | FAX: 517-788-3089
9357 GENERAL DRIVE #106, PLYMOUTH, MI 48170 | PH: 734-453-7958 | 734-455-1544 | 734-455-4802
Website address : www.spaassoc.com Email address : siva.annadi@spaassoc.com

VOLEKTRA INC.
(Formerly Phyntelligence Inc.)

CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2020

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	238,441.68
Accounts receivable, net		4,934
Loans receivable - related party		20,000
Prepaid expenses and other current assets		32,306
TOTAL CURRENT ASSETS		295,682

PROPERTY AND EQUIPMENT

Property and equipment, net		3,626

TOTAL ASSETS	$	**299,308**

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$	2,123
TOTAL CURRENT LIABILITIES		2,123

TOTAL LIABILITIES		**2,123**

SHAREHOLDERS' EQUITY

Common stock, authorized 10,000,000 shares, 10,000,000 shares issued and outstanding, $0.00001 par value.		496
Retained earnings		296,689
TOTAL SHAREHOLDERS' EQUITY		**297,185**

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	**299,308**

See independent accountant's review report and accompanying notes to financial statements.

VOLEKTRA INC.
(Formerly Phyntelligence Inc.)

CONSOLIDATED STATEMENT OF INCOME
DECEMBER 31, 2020

REVENUES	814,623
COST OF GOODS SOLD	467,103
GROSS PROFIT	347,520
OPERATING EXPENSES	
Background Verification Charges	252
Bank Service Charges	775
Computer and Internet Expenses	1,230
Dues & Subscription	2,180
Legal Fees	10,918
Meals and Entertainment	2,000
Mis Exps	255
Office Supplies	8,172
Postage Expenses	83
Professional Fees	2,672
Tax & Others	10,974
Telephone Expense	138
Travel Expenses	11,349
TOTAL OPERATING EXPENSES	50,997
NET OPERATING PROFIT	296,522
OTHER INCOME/(EXPENSE)	
Interest Expense	-
Interest income	167
TOTAL OTHER INCOME/(EXPENSE)	167
NET INCOME (PROFIT)	296,689

See independent accountant's review report and accompanying notes to financial statements.

VOLEKTRA INC.

(Formerly Phyntelligence Inc.)

CONSOLIDATED STATEMENT OF EQUITY

DECEMBER 31, 2020

| | Common Stock | | Additional | Retained Earnings | |
	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, February 20, 2020 (INCEPTION)	-	$ -	$ -	$ -	$ -
Contributions	10,000,000	498.50	-	-	498.50
Other comprehensive gain/(loss)	-	-	-	-	$ -
Net income				296,689	296,689
ENDING BALANCE, DECEMBER 31, 2020	10,000,000	$ 498.50	$ -	$296,689	$ 297,185

See independent accountant's review report and accompanying notes to financial statements.

VOLEKTRA INC.
(Formerly Phyntelligence Inc.)
CONSOLIDATED STATEMENT OF CASH FLOWS
DECEMBER 31, 2020

Net Profit	$ 296,689
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in assets:	
Accounts receivable	(4,934)
Prepaid expenses and other current assets	(32,306)
Increase (decrease) in liabilities:	
Accounts payable	2,123
CASH USED FOR OPERATING ACTIVITIES	(35,117)
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for fixed assets	(3,626)
Issuance of notes receivable - related party	(20,000)
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(23,626)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of common and preferred stock	496
CASH PROVIDED BY INVESTING ACTIVITIES	496
NET INCREASE (DECREASE) IN CASH	
CASH AT BEGINNING OF YEAR	-
CASH AT END OF YEAR	$ 238,442

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

The Company
The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only include information from inception (February 26, 2020) through December 31, 2020.

Phyntelligence, Inc. was incorporated in the State of Delaware on February 26, 2020 with a mission to electrify the micro mobility and last mile transportation. With unique products and platform, companies can build exciting two, three and light four wheelers. Our flexible solutions help startups and mid size companies to build the vehicles customized to their needs at a friendly budget. We have our own motors and controller designs which integrate with our system design solution to provide an efficient, customized and economic platform for two and three wheelers. We have a ecosystem of partners and can provide the complete electric platform which includes motors, controller, batteries, BMS, Charger and even wirings.

Fiscal Year
The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting

Phyntelligence India Pvt Ltd., India and Volektra GmbH, Germany, fully owned subsidiaries of Phyntelligence Inc. were incorporated at the fag end of December 2020. There were no operations in both the subsidiaries for 2020.

The consolidated financial statements include the accounts of Volektra Inc. (Formerly Phyntelligence Inc.) and Phyntelligence India Pvt Ltd. and Volektra GmbH (collectively, the "Company). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assetsand liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of itsoperations.

1. **Summary of Significant Accounting Policies (continued)**

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of threemonths or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line methodover the estimated useful lives of the assets.

Income Taxes
The Company has elected to be taxed under the provisions of Subchapter C of the Internal Revenue code. Federal Taxes of $ 53,820 has been computed at the applicable rate for the period ended December 31, 2020.

Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products will be provided; (2)delivery has occurred; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale.
The Company has recorded $ 814,623 inrevenue from inception of February 26, 2020 through December 31, 2020.

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threateninglitigation against the Company or its members.

3. **Loans Receivable – Related Parties**

The Company has provided loans to related parties of the Company valued at $20,000 as of December 31, 2020. There are no minimum monthly payments and no maturity date. Management intends to pay back the Company within the year.

4. **Equity**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is ten million (10,000,000), As of December 31, 2020, 10,000,000 shares have been issued and are outstanding.

See independent accountant's review report.